UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

CoreLogic, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

21871D103

(CUSIP Number)

Evan Gartenlaub General Counsel Senator Investment Group LP 510 Madison Avenue, 28th Floor New York, New York 10022 (212) 376-4300	Michael L. Gravelle Executive Vice President, General Counsel and Corporate Secretary Cannae Holdings, Inc. 1701 Village Center Circle Las Vegas, NV 89134 (703) 323-7330
With a copy to:
Richard M. Brand Stephen Fraidin Joshua A. Apfelroth Cadwalader, Wickersham & Taft LLP 200 Liberty Street New York, New York 10281 (212) 504-6000	Michael J. Aiello Eoghan P. Keenan Weil, Gotshal & Manges LLP 767 5th Avenue New York, New York 10153 (212) 310-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 31, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21871D103	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Senator Investment Group LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,941,190
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,941,190
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,941,190
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(1)
14	TYPE OF REPORTING PERSON IA, PN

(1)

Calculated based on 79,458,522 shares of common stock, $0.00001 par value per share (the “Common Stock”), of CoreLogic, Inc. (the “Issuer”), outstanding as of July 21, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 27, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Senator Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,941,190
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,941,190
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,941,190
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculated based on 79,458,522 shares of Common Stock, outstanding as of July 21, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 27, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Senator GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,941,190
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,941,190
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,941,190
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculated based on 79,458,522 shares of Common Stock, outstanding as of July 21, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 27, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Senator Master GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,941,190
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,941,190
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,941,190
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculated based on 79,458,522 shares of Common Stock, outstanding as of July 21, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 27, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Douglas Silverman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,941,190
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,941,190
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,941,190
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(1)
14	TYPE OF REPORTING PERSON IN

(1)	Calculated based on 79,458,522 shares of Common Stock, outstanding as of July 21, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 27, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON Cannae Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,941,190
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,941,190
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,941,190
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(1)
14	TYPE OF REPORTING PERSON CO

(1)	Calculated based on 79,458,522 shares of Common Stock, outstanding as of July 21, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 27, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 8 of 10 Pages

1	NAME OF REPORTING PERSON Cannae Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,941,190
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,941,190
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,941,190
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Calculated based on 79,458,522 shares of Common Stock, outstanding as of July 21, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 27, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 9 of 10 Pages

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to the Schedule 13D filed on June 30, 2020 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 3, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the Common Stock of the Issuer. Capitalized terms used but not defined in this Amendment No. 3 shall have the meaning set forth in the Schedule 13D. This Amendment No. 3 amends Items 4 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On August 19, 2020, the Reporting Persons filed a Definitive Solicitation Statement and an accompanying GOLD special meeting request card with the SEC to be used in connection with the solicitation of revocable proxies to empower the Reporting Persons to call the Special Meeting, which Definitive Solicitation Statement and GOLD special meeting request card are incorporated herein by reference.

On August 31, 2020, the Reporting Persons delivered to the Issuer a written request (the “Special Meeting Request”) to call the Special Meeting in accordance with Article II, Section 2.2 of the Issuer’s Amended and Restated Bylaws (the “Bylaws”) for the purpose of, among other things, removing nine members of the Board and replacing them with nine independent and highly accomplished directors: W. Steve Albrecht, Martina Lewis Bradford, Gail Landis, Wendy Lane, Ryan McKendrick, Katherine “KT” Rabin, Sreekanth Ravi, Lisa Wardell and Henry W. “Jay” Winship. The Special Meeting Request is attached as Exhibit 8 hereto and the foregoing summary of the Special Meeting Request is qualified in its entirety by the full text thereof. Additionally, the Reporting Persons delivered a Notice of Stockholder Proposals and Nomination to the Secretary of the Issuer with respect to the matters set forth in the Special Meeting Request, in accordance with Article II, Section 2.2 and 2.10 of the Bylaws.

Also, on August 31, 2020, the Reporting Persons issued a press release announcing their delivery of the Special Meeting Request, which press release is attached as Exhibit 9 hereto and incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibit:

Exhibit 8: Written Request of Stockholders of CoreLogic, Inc. to Call a Special Meeting

Exhibit 9: Press Release, dated August 31, 2020

CUSIP No. 21871D103	SCHEDULE 13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 31, 2020

SENATOR INVESTMENT GROUP LP

/s/ Evan Gartenlaub
Name: Evan Gartenlaub Title: General Counsel

SENATOR MANAGEMENT LLC

/s/ Evan Gartenlaub
Name: Evan Gartenlaub Title: General Counsel

SENATOR GP LLC

/s/ Evan Gartenlaub
Name: Evan Gartenlaub Title: General Counsel

SENATOR MASTER GP LLC

/s/ Evan Gartenlaub
Name: Evan Gartenlaub Title: General Counsel

/s/ Evan Gartenlaub as Attorney-in-Fact*
DOUGLAS SILVERMAN

CANNAE HOLDINGS, INC.

/s/ Michael L. Gravelle
Name: Michael L. Gravelle
Title: Executive Vice President, General Counsel and Corporate Secretary

CANNAE HOLDINGS, LLC

/s/ Michael L. Gravelle
Name: Michael L. Gravelle
Title: Managing Director, General Counsel and Corporate Secretary

*	Pursuant to a Power of Attorney attached to the Schedule 13G filed on April 24, 2013 by Senator Investment Group LP in respect of its ownership in Tamino Corporation.